February 26, 2008
Securities and Exchange Commission
Division of Corporate Finance
Attention: Kathleen Collins, Accounting Branch Chief
100 F Street, N.E.
Washington, D.C. 20549

Re:	CommVault Systems, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2007
Filed May 25, 2007
Form 10-Q for the Period Ended September 30, 2007
Definitive Proxy Statement on Schedule 14A filed July 23, 2007
Forms 8-K filed May 15, 2007, August 2, 2007, and October 30, 2007
File No. 1-33026
Dear Ms. Collins:
          This letter responds to the Commission’s comment letter, dated January 30, 2008, addressed to N. Robert Hammer, Chairman, President and Chief Executive Officer of CommVault Systems, Inc. (“CommVault”), related to the above-referenced filings. CommVault’s responses to the Commission’s comments are set forth herein. To facilitate the Commission’s review, CommVault’s responses are set forth below the headings and numbered comments used in the Commission’s comment letter, which are reproduced in bold face text.
Form 10-K for the Fiscal Year Ended March 31, 2007
General
1.	We note that the grant of confidential treatment covering certain exhibits to the Form S-1 (File No. 333-132550) expired on December 17, 2007. Please tell us whether you intend to request an extension of confidential treatment. If so, you must file another confidential treatment request that includes a legal analysis of why the material must remain confidential for the additional time period; a copy of the original exhibit, highlighted or bracketed to show the confidential information; a copy of the original request, any amended requests, and staff comment letters; and a copy of the most recent order granting confidential treatment. If you do not intend to request an extension, please publicly file the unredacted agreements.
CommVault intends to request an extension of confidential treatment and will submit a confidentiality treatment request by February 28, 2008.

Securities and Exchange Commission
February 26, 2008

Business
Competition, page 10
2.	Please expand your discussion to describe in quantitative and qualitative terms how you compare to your competitors and consider appropriate disclosure in this respect. For instance, you state that you compete favorably on all of the competitive factors you listed on page 10. Please expand the discussion to give readers a better understanding of what your competitive strengths and weaknesses are and how you fare against such competitors as Hewlett-Packard and IBM, for example. Stating that you “compete favorably on the basis of these competitive factors” does not constitute a meaningful discussion of your competitive position.
In future Form 10-K filings, CommVault will expand its discussion to describe in quantitative and qualitative terms how it compares to its competitors. Presented below is CommVault’s intended revisions to the Competition disclosures in the Business Section that will appear in CommVault’s Form 10-K for the fiscal year ended March 31, 2008. All proposed changes to the existing disclosure are marked below in underline.
Competition
     The data storage management market is intensely competitive, highly fragmented and characterized by rapidly changing technology and evolving standards. We currently compete with other providers of data management software as well as large storage hardware manufacturers that have developed or acquired their own data management software products. These manufacturers have the resources and capabilities to develop their own data management software applications, and many have been making acquisitions and broadening their efforts to include broader data management and storage products. These manufacturers and/or our other current and potential competitors may establish cooperative relationships among themselves or with third parties, creating new competitors or alliances. Large operating system and application vendors, including Microsoft, have introduced products or functionality that includes some of the same functions offered by our software applications. In the future, further development by these vendors could cause some features of our software applications to become redundant.
     The following are our primary competitors in the data management software applications market, each of which has one or more products that compete with a part of or our entire software suite:
•	CA (formerly known as Computer Associates International, Inc.);

•	EMC;

•	Hewlett-Packard;

Securities and Exchange Commission
February 26, 2008

•	IBM; and

•	Symantec.
The principal competitive factors in our industry include product functionality, product performance, product integration, platform coverage, ability to scale, price, worldwide sales infrastructure, global technical support, name recognition and reputation. The ability of major system vendors to bundle hardware and software solutions is also a significant competitive factor in our industry. Although many of our competitors have greater resources, a larger installed customer base and greater name recognition, we believe we compete favorably on the basis of these competitive factors.
Our unique product architecture is one of the primary reasons why we compete so successfully. Where other competitive solutions in the market are based on multiple, disparate products, our modular offering is based on a single, unified, underlying code base resulting in favorable efficiencies in functionality, integration, scalability and support. Our focused approach to information management and our ability to respond to customer feedback also drives the functionality and features of our products, which we believe lead the industry in terms of performance and usability, as evidenced by numerous industry awards we have received in the past 12 months such as the SearchStorage.com “Product of the Year” 2007 Gold Medal: Backup & Disaster Recovery and the 2007 Diogenes Labs — Storage Magazine Quality Award for Enterprise Backup Software.
From a customer perspective, highly integrated products such as ours, which are based on a single, unified, underlying code base, are easier and less expensive to deploy, operate and manage. This, in turn, makes it significantly easier to scale our products over a customer’s entire IT environment. Supporting and enhancing our products is made more efficient due to this single, unified, underlying code base, unlike our competitors who are required to support and enhance multiple, disparate products, most of which are based on differing underlying software codes. Supporting multiple, disparate products places larger demands on our competitors’ internal human and operational capital. We believe our CommVault Simpana product, because of its unique architecture, creates a compelling functional, integration, scalability and support advantage. We continue to expand our worldwide sales infrastructure and increase our distribution throughout the Americas, Europe, Australia and Asia to meet the needs of our business.
Some of our competitors have greater financial resources and may have the ability to offer their products at lower prices than ours. In addition, some of our competitors have greater name recognition than us, which could provide them a competitive advantage at some customers. Some of our competitors also have longer operating histories, have substantially greater technical, sales, marketing and other global resources than we do, as well as a larger installed customer base and broader product offerings, including hardware. As a result, these competitors can devote greater resources to the development, promotion, sale and support of their products than we can.

Securities and Exchange Commission
February 26, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 42
3.	We note your disclosure that increases in software revenues for the fiscal year ended March 31, 2007 compared to the prior year were due primarily to broader acceptance of your software applications and increased revenue from an expanding base of existing customers. You further indicate here and in your quarterly reports that this revenue increase was driven primarily by an increase in transactions greater than $0.1 million, which was due to “significantly larger volume as well as a higher average dollar amount” on such transactions. In future filings please quantify average transaction sizes to provide a baseline for your reference to transactions of a higher average dollar amount. Also quantify the extent to which the revenue increases were the result of increases in volume or increases in price. The disclosure currently provides little information regarding the impact of pricing on your software and services revenues.
CommVault will incorporate the requested disclosures in future filings. Please refer to pages 21 and 23 within “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in CommVault’s Quarterly Report on Form 10-Q for the nine months ended December 31, 2007.
With respect to the impact of pricing on CommVault’s software and services revenues, CommVault has not experienced significant price changes during the periods presented. Therefore, CommVault has elected to exclude such disclosures as it had no material impact on the growth in software and services revenues. To the extent that any future price changes have a material impact on software or services revenues, CommVault will incorporate appropriate disclosures in future filings.
Item 9A – Controls and Procedures, page 77
4.	We note your discussion here and on page 21 of the material weakness identified at December 31, 2006 related to revenue recognition for complex contractual arrangements with customers involving multiple agreements. Please explain this material weakness to us in more detail, including the specifics of these complex contractual arrangements and quantification of the impact this material weakness had on the third quarter of fiscal 2007 or any prior periods.
The material weakness noted above related to subsequent sales of software licenses to a long-time international customer through an existing distribution partner. Prior to the material weakness being identified for the period ended December 31, 2006, the customer had made numerous purchases directly from CommVault under an existing software license agreement, which was originally executed in November 2000 (the “Existing Agreement”). During calendar 2006, however, the customer changed its purchasing approach in an effort to effectively outsource its purchasing and vendor management functions in the information technology area. As a result, the customer began to purchase CommVault software licenses through one of

Securities and Exchange Commission
February 26, 2008

CommVault’s distribution partners, and at the same time, required CommVault to enter into a new key business partner agreement with this same distributor (the “Key Business Partner Agreement”). This Key Business Partner Agreement related to the new outsourcing project was entirely separate from CommVault’s Existing Agreement with the customer. Negotiating the terms of the Key Business Partner Agreement took many months and was not finally completed until May 2007.
During the fiscal quarter ended December 31, 2006, the customer made three separate purchases of software licenses from CommVault under the Existing Agreement. CommVault did, however, agree with the distribution partner that if, and when, negotiations for the Key Business Partner Agreement were completed and the agreement was executed, that these three purchases would then be governed by the terms and conditions of the Key Business Partner Agreement and not the Existing Agreement. Since this agreement was not executed as of December 31, 2006, it was determined that not all of the terms and conditions related to the three purchases of CommVault licenses were complete, and therefore, revenue should have been deferred until such agreement was finalized. This determination did not occur until after CommVault had initially closed its books for the quarter, and therefore, a material weakness was identified by management and CommVault’s auditors.
As a result of this material weakness, CommVault deferred approximately $788,000 of software revenue and $12,000 of services revenue related to the three purchases made during the fiscal quarter ended December 31, 2006. Such adjustments to the financial results were made before being publicly released. No fiscal periods prior to the fiscal quarter ended December 31, 2006 were impacted by this material weakness. CommVault believes this material weakness identified at December 31, 2006 related to revenue recognition for complex contractual arrangements with a customer involving multiple agreements and was an isolated incident. CommVault has taken several actions since then, which it believes remediated this material weakness. Please refer to page 21 of CommVault’s Form 10-K for the fiscal year ended March 31, 2007 for further details on its specific remediation actions.
Exhibits 31.1 and 31.2
5.	We note that your Section 302 certifications contain certain discrepancies from the wording indicated by Item 601(b)(31) of Regulation S-K. For example, in paragraph 4(c) you have excluded the phrase “(the registrant’s fourth fiscal quarter in the case of an annual report),” and you have also revised the language in the introduction to paragraph 5. We remind you that the wording of your certifications should be exactly as set forth in Item 601(b)(31) of Regulation S-K. Please ensure that you provide the conforming language in future filings.
CommVault will incorporate the exact wording indicated by Item 601(b)(31) of Regulation S-K in future filings. Please refer to Exhibits 31.1 and 31.2 contained in CommVault’s Quarterly Report on Form 10-Q for the nine months ended December 31, 2007.

Securities and Exchange Commission
February 26, 2008

Note 2. Summary of Significant Accounting Policies
Net Income (Loss) Attributable to Common Stockholders per Share, page 57
6.	We note that net income attributable to common stockholders for the year ended March 31, 2007 was reduced by $102,745 related to the accretion of the fair value of the Series A through E cumulative redeemable convertible preferred stock upon conversion to common stock on September 27, 2006. Please provide the calculations that support this amount.
The table below summarizes the charge in the amount of $102,745 related to the accretion of fair value of the Series A through E cumulative redeemable convertible preferred stock upon conversion to common stock that is reflected in the Consolidated Statement of Operations for the year ended March 31, 2007. The charge was recorded under the provisions of EITF D-42, “The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock.”

			C = A * B		E
	A		Total		Per Share
	Preferred	B	Consideration	D	Value on
	Shares	Issuance	Paid	Conversion	Date of
Series	(000s)	Price	(000s)	Ratio	Conversion
A	2,040	$14.90	$30,392	2.000	$16.25
B	346	$14.90	$5,155	2.000	$16.25
C	333	$14.90	$4,967	2.000	$16.25
D	247	$14.90	$3,683	2.000	$16.25
E	200	$14.90	$2,980	2.000	$16.25

Total	3,166		$47,177

	F = A * D * E	G = $14.85 * A	H = F + G - C
	Fair Value Received	Cash Received Upon	Excess Received
	upon Conversion	Conversion	Over Paid
Series	(000s)	(000s)	(000s)

A	$66,291	$30,290	$66,189
B	$11,245	$5,138	$11,228
C	$10,833	$4,950	$10,816
D	$8,034	$3,671	$8,022
E	$6,500	$2,970	$6,490

Total	$102,903	$47,019	$102,745

Securities and Exchange Commission
February 26, 2008

Form 10-Q for the Quarterly Period Ended September 30, 2007
General
7.	We note that you signed a distribution agreement with Arrow Electronics, Inc. in February 2007. Please tell us whether you are now substantially dependent upon the distribution agreement with Arrow Electronics for purposes of Item 601 of Regulation S-K.
The February 2007 Arrow Electronics, Inc. (“Arrow”) distribution agreement is not a material agreement for purposes of Item 601 of Regulation S-K. This distribution agreement is an agreement that is entered into in the ordinary course of our business and does not fall into any of the stated exceptions set forth in Item 601(b)(10)(ii). Specifically, Arrow is a distributor of CommVault’s products and services, they are not an end-user customer. This agreement was signed in order for CommVault to more efficiently manage its reseller network with Arrow’s assistance. Prior to this, CommVault managed the network of resellers on its own, without Arrow’s assistance, and in the event the Arrow distribution agreement is terminated or expires, CommVault will be readily able to once again manage its reseller partners without Arrow’s assistance, or alternatively, by entering into another, similar agreement with another distributor, of which there are many. As such, CommVault’s business is not substantially dependent on the Arrow distribution agreement. In addition, the disclosure on page 16 in CommVault’s Quarterly Report on Form 10-Q for the nine months ended December 31, 2007 has been revised to better explain the nature of the relationship with Arrow.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31
8.	To the extent that the decrease in software revenues in the U.S. derived from your direct sales force constitutes trend information, please address more specifically the driving forces behind any such trend in future filings.
CommVault will incorporate the driving forces behind the decrease in software revenue in the U.S. derived from its direct sales force, if applicable, in future filings. Please refer to the Sources of Revenue section on page 15 and the Results of Operations section on pages 21 and 23 within “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in CommVault’s Quarterly Report on Form 10-Q for the nine months ended December 31, 2007.

Securities and Exchange Commission
February 26, 2008

9.	We note in your August 2, 2007 press release that you describe the launching in July 2007 of the Simpana 7.0 software suite as the “largest software release in CommVault’s history.” This appears to be trend information the impact of which should be discussed in Management’s Discussion and Analysis. Please ensure that you address quantitatively and qualitatively the effect the new data management software suite has had on your results of operations in light of your historical reliance on the Galaxy suite software sales.
CommVault’s Simpana 7.0 software suite was previously marketed under the QiNetix brand name. CommVault’s Simpana 7.0 software suite utilizes the same core technology engine and core data management application code base as CommVault’s previous QiNetix platform. CommVault’s Simpana 7.0 includes the features and functionality of CommVault’s previous QiNetix software suite (which includes Galaxy Backup and Recovery) and also provides major enhancements to CommVault’s Backup, Archiving and Replication products as well as includes new product features that are non backup related including Single Instancing, Advanced Archiving, Enterprise-wide Search and Discovery and Data Classification.
CommVault will incorporate in future filings the quantitative and qualitative effects that the CommVault Simpana 7.0 software release has on its results of operations in light of the historical reliance CommVault has had on its Galaxy Backup and Recovery software application. Please refer to page 14 within “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in CommVault’s Quarterly Report on Form 10-Q for the nine months ended December 31, 2007.
Definitive Proxy Statement on Schedule 14A
Transactions with Related Persons, page 8
10.	In future filings incorporated by reference into the Form 10-K where there were no transactions with related persons, we suggest that you include an appropriate statement to this effect. Please see Exchange Act Rule 12b-13 in this regard.
CommVault will ensure that future filings that are incorporated by reference into its Form 10-K will include the appropriate statements, as applicable.
Forms 8-K filed May 15, 2007, August 2, 2007, and October 30, 2007
11.	We note your presentation of certain non-GAAP financial measures in your earnings releases and have the following comments:
•	We note that one of your adjusting items is noncash stock-based compensation expense. Given your adoption of the fair value provisions of SFAS 123R on April 1, 2006, we assume that this will be a recurring expense for you, and it is unclear to us that you have provided all

Securities and Exchange Commission
February 26, 2008

disclosures indicated by Item 10(e) of Regulation S-K, Question 8 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (our Non-GAAP FAQ), or SAB Topic 14G. Please advise.

•	We note that you have adjusted net income to include a non-GAAP provision for income taxes. It is unclear to us how you determined that this adjustment was appropriate under Item 10(e) of Regulation S-K and the guidance in our Non-GAAP FAQ. Please advise.

•	We note your quantification of non-GAAP gross margins under the heading Fiscal 2008 Guidance. Please explain to us why you have not reconciled this non-GAAP measure to its GAAP equivalent or provided the disclosures indicated by Item 10(e) of Regulation S-K and the guidance in our Non-GAAP FAQ for this measure.

•	If you propose to change your disclosures in the future, please show us what those disclosures would look like.
CommVault uses non-GAAP financial measures internally to understand, manage and evaluate its business and make operating decisions. In addition, CommVault believes that non-GAAP operating measures are useful to investors, when used as a supplement to GAAP measures, in evaluating CommVault’s ongoing operational performance.
CommVault’s earnings press releases have been furnished to the Commission on Forms 8-K, rather than filed, and those Forms 8-K have not been incorporated by reference into a CommVault registration statement filed under the Securities Act of 1933. As such, the non-GAAP financial measures contained in CommVault’s earnings press releases in its Forms 8-K filed May 15, 2007, August 2, 2007 and October 30, 2007 are governed by Regulation G, rather than Item 10(e) of Regulation S-K. CommVault’s earnings press releases contain the necessary disclosures under Regulation G. However, to provide more detailed information regarding management’s use of such non-GAAP measures, CommVault will revise its future earnings press releases to incorporate the disclosures of Item 10(e) of Regulation S-K and Question 8 of the Commission’s Non-GAAP FAQ regarding the adjustment for noncash stock-based compensation and the use of a non-GAAP provision for income taxes. In addition, CommVault will provide a quantitative reconciliation of the non-GAAP gross margins contained in the guidance sections of our earnings press release.
Please see Exhibit A attached to this response letter for a revised version of CommVault’s earnings press release contained in its Form 8-K furnished to the Commission on February 5, 2008, which has been prepared to include the disclosures that CommVault proposes to incorporate in the future. All proposed changes are marked in underline to identify the changes CommVault proposes compared to the earnings press release furnished on February 5, 2008.

Securities and Exchange Commission
February 26, 2008

In connection with the foregoing, CommVault acknowledges that:
1.	CommVault is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	CommVault may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Should you have any questions regarding the foregoing, please contact Louis Miceli, Vice President and Chief Financial Officer, at (732) 870-4004.

Sincerely,

/S/ N. Robert Hammer N. Robert Hammer Chairman, President and Chief Executive Officer
cc:       Maryse Mills-Apenteng, Securities and Exchange Commission

Exhibit A
Investor Relations:
Michael Picariello
CommVault
732-728-5380
ir@commvault.com
CommVault Announces Third Quarter Fiscal 2008 Financial Results
Third Quarter Fiscal 2008 Highlights Include:
GAAP Results
•	Revenues of $50.3 million

•	Income from Operations (EBIT) of $6.3 million and EBIT Margin of 12.5%

•	Diluted Earnings Per Share (EPS) of $0.18
Non-GAAP Results
•	Non-GAAP Income from Operations (EBIT) of $8.6 million and Non-GAAP EBIT Margin of 17.1%

•	Non-GAAP Diluted Earnings Per Share (EPS) of $0.15
OCEANPORT, N.J. — February 5, 2008 - CommVault® [NASDAQ: CVLT] today announced its financial results for the third fiscal quarter ended December 31, 2007.
N. Robert Hammer, CommVault’s chairman, president and CEO stated, “We had another record quarter as we continue to make progress in achieving our long-term strategic objectives. We made excellent progress in the quarter of increasing our market penetration related to both our emerging products as well as our core backup products. We will continue to make the necessary investment in product development, support and distribution to ensure that we remain a leading innovator of information management technologies and services.”
Total revenues in the third quarter of fiscal 2008 were a record $50.3 million, an increase of 31% over the third quarter of fiscal 2007 and 6% over the prior quarter. Software revenue in the third quarter of fiscal 2008 was $27.0 million, up 28% year-over-year and 2% sequentially. Services revenue in the third quarter of fiscal 2008 was $23.3 million, up 36% year-over-year and 12% sequentially.

Income from operations (EBIT) was $6.3 million for the third quarter, a 48% increase from $4.2 million in the same period of the prior year. Non-GAAP income from operations (EBIT) increased 51% to $8.6 million in the third quarter of fiscal 2008 compared to $5.7 million in the third quarter of the prior year.
For the third quarter of fiscal 2008, CommVault reported net income of $8.2 million, an increase of $3.6 million compared to the same period of the prior year. Net income for the quarter includes a tax benefit of $0.9 million primarily due to the reversal of deferred tax valuation allowances in certain international jurisdictions. Non-GAAP net income for the quarter increased 49% to $6.9 million, or $0.15 per diluted share, from $4.6 million, or $0.10 per diluted share in the same period of the prior year.
Operating cash flow totaled $13.1 million for the third quarter of fiscal 2008. Total cash and cash equivalents as of December 31, 2007 were $95.1 million.
A reconciliation of GAAP to non-GAAP results has been provided in Financial Statement Table IV included in this press release. An explanation of these measures is also included below under the heading “Use of Non-GAAP Financial Measures.”
Recent Business Highlights:
•	Consistent with its investment strategy, CommVault announced its first software as a service product, Remote Operations Management Service (“ROMS”). ROMS is an innovative, subscription software-as-a-service (“SaaS”) offering. It is a web-based integrated support automation system that provides customers with overnight, weekend and holiday monitoring. Through a user-friendly, intuitive web dashboard, users can access and track real-time alert, trend and storage usage reports anytime, anywhere. CommVault believes that ROMS will help broaden its leadership position in providing highly-differentiated, world-class support to its customers.

•	CommVault has entered into a collaborative reseller agreement with Sun Microsystems, Inc., which will allow CommVault to broaden it distribution reach and provide customers with advanced data management solutions for enterprise computing environments. Sun will distribute on a world-wide basis the

CommVault SimpanaTM 7.0 data and information management software suite for companies running on Sun Microsystems 64-bit server and storage systems.

•	CommVault’s Board of Directors approved a share repurchase program authorizing the repurchase of up to $40 million of its common stock over the next 12 months.
Fiscal 2008 Guidance
For the fiscal year ending March 31, 2008, CommVault currently expects:
•	Total revenues in the range of $195 million to $196 million.

•	Non-GAAP gross margins of 86.0% to 86.3%.

•	Non-GAAP income from operations (EBIT) margins of 16.7% to 17.0%.

•	Non-GAAP diluted EPS in the range of $0.56 per share to $0.58 per share using an effective tax rate of 28% and a weighted average diluted share count of approximately 45.5 million to 46.0 million.

•	An actual cash tax rate will be approximately 10% based on current assumptions.
The non-GAAP gross margin percentages above exclude approximately $0.2 million related to noncash stock-based compensation charges. The non-GAAP diluted EPS guidance excludes approximately $0.12 per share to $0.14 per share of noncash stock-based compensation charges, net of non-GAAP income tax benefits of approximately $0.05 per share, and any additional FICA expense that will be incurred by CommVault when employees exercise in the money stock options.
Use of Non-GAAP Financial Measures
CommVault has provided in this press release the following non-GAAP financial measures: non-GAAP gross margin, non-GAAP income from operations, non-GAAP income from operations margin, non-GAAP net income and non-GAAP diluted earnings per share. This selected financial information has not been prepared in accordance with GAAP. CommVault uses these non-GAAP financial measures internally to understand, manage and evaluate its business and make operating decisions. In addition, CommVault believes these non-GAAP operating measures are useful to investors, when used as a supplement to GAAP financial measures, in evaluating CommVault’s ongoing operational performance. CommVault believes that the use of these non-GAAP financial measures provide an additional tool for investors to use in evaluating ongoing operating results and trends, and in comparing its financial results with other companies in CommVault’s industry, many of which present similar non-GAAP financial measures to the investment community.
These non-GAAP financial measures should be considered as a supplement to, and not as a substitute for or superior to, financial information prepared in accordance with GAAP. Investors are encouraged to review the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures, which are provided in Table IV included in this press release.
Non-GAAP gross margin, non-GAAP income from operations and non-GAAP income from operations margin. These non-GAAP financial measures exclude noncash stock-based compensation charges and additional FICA expense incurred by CommVault when employees exercise in the money stock options. CommVault believes that these non-GAAP financial measures are useful metrics for management and investors because they compare CommVault’s core operating results over multiple periods. When evaluating the performance of CommVault’s operating results and developing short and long term plans, CommVault does not consider such expenses. Although noncash stock-based compensation and the related additional FICA expense on stock option exercises are necessary to attract and retain employees, CommVault places its primary emphasis on stockholder dilution as compared to the accounting charges related to such equity compensation plans. In addition, because of the varying available valuation methodologies, subjective assumptions such as volatility outside CommVault’s control and the variety of awards that companies can issue, CommVault believes that providing non-GAAP financial measures that exclude noncash stock-based compensation expense and the related additional FICA expense on stock option exercises allows investors to make meaningful comparisons between CommVault’s operating results and those of other companies.
There are a number of limitations related to the use of non-GAAP gross margin, non-GAAP income from operations and non-GAAP income from operations margin. The most significant limitation is that these non-GAAP financial measures exclude certain operating costs, primarily related to noncash stock-based compensation, which is of a recurring nature. Noncash stock-based compensation has been, and will continue to be for the foreseeable future, a significant recurring expense in CommVault’s operating results. In addition, noncash stock-based compensation is an important part of CommVault’s employees’ compensation and can have a significant impact on their performance. Lastly, the components CommVault excludes in its non-GAAP financial measures may differ from the components that its peer companies exclude when they report their non-GAAP financial measures.
CommVault’s management generally compensates for the limitations described above related to the use of non-GAAP financial measures by providing investors with a reconciliation of the non-GAAP financial measure to the most directly comparable GAAP financial measure. Further, CommVault management uses non-GAAP financial measures only in addition to and in conjunction with results presented in accordance with GAAP.
Non-GAAP net income and non-GAAP diluted EPS. Non-GAAP net income excludes noncash stock-based compensation and the related additional FICA expense incurred by CommVault when employees exercise in the money stock options, both of which are discussed above, as well as applies a non-GAAP effective tax rate of 28% in fiscal 2008. CommVault anticipates that in any given quarter its non-GAAP effective tax rate may be either higher or lower than the most directly comparable GAAP effective tax rate as evidenced by the historical quarterly fluctuations CommVault has experienced in its GAAP effective tax rate. For example, CommVault recognized a GAAP effective tax benefit rate of 241% in fiscal 2007 primarily related to the $52.2 million reversal of a significant portion of its deferred income tax valuation allowances, which were primarily related to domestic tax jurisdictions. In addition, CommVault’s quarterly GAAP effective tax rate in fiscal 2008 has ranged from an expense of 39% in the first quarter of the year to a benefit of 12% in the third quarter of the year.
For the entire fiscal 2008 period, CommVault is estimating that its GAAP tax rate will be in the range of 22% to 25% (including the impact of the $2.4 million reversal of deferred tax valuation allowances in certain international jurisdictions in the quarter ended December 31, 2007). CommVault currently expects that its long-term terminal tax rate will be within a range of 28% to 32%. As a result, CommVault will gradually increase its non-GAAP effective tax rate over the next few years as it approaches its anticipated long-term GAAP tax rate. CommVault measures itself to a non-GAAP effective tax rate of 28% in fiscal 2008 in order to reflect this gradual increase to its long-term terminal rate. In addition, CommVault believes that the use of a non-GAAP proforma tax rate is a useful measure as it allows management and investors to compare its operating results on a more consistent basis over the multiple periods presented in its earnings release without the impact of significant variations in the effective tax rate as more fully described above. Non-GAAP EPS is derived from non-GAAP net income divided into the weighted average shares outstanding on a fully diluted basis.
CommVault considers non-GAAP net income and non-GAAP diluted EPS useful metrics for CommVault management and its investors for the same reasons that CommVault uses non-GAAP gross margin, non-GAAP income from operations and non-GAAP income from operations margin. In addition, the same limitations as well as management’s actions to compensate for such limitations described above also apply to CommVault’s use of non-GAAP net income and non-GAAP EPS.
CommVault’s fiscal 2007 non-GAAP net income attributable to common stockholders and non-GAAP diluted EPS also excludes the accretion of preferred stock dividends due on CommVault’s Series A through E cumulative redeemable convertible preferred stock prior to its conversion to common stock on September 27, 2006 as well as the accretion of fair value of the Series A through E cumulative redeemable convertible preferred stock upon conversion to common stock on September 27, 2006. CommVault believes that it is important to understand these charges, however, it does not believe that these charges are indicative of future operating results and that investors benefit from an understanding of CommVault’s operating results without giving effect to them.
Conference Call Information
CommVault will host a conference call today, February 5, 2008, at 5:00 p.m. EST to discuss its financial results. To access this call, dial 800-591-6942 (domestic) or 617-614-4909 (international). Additionally, a live web cast of the conference call will be hosted under “Webcasts and Presentations” located under the “Investor Relations” section on CommVault’s Web site www.commvault.com.

An archived web cast of this conference call will also be available on the “Investor Relations” section of CommVault’s Web site, www.commvault.com.
About CommVault
A singular vision — a belief in a better way to address current and future data management needs - guides CommVault in the development of Singular Information Management® solutions for high-performance data protection, universal availability and simplified management of data on complex storage networks. CommVault’s exclusive single-platform architecture gives companies unprecedented control over data growth, costs and risk. CommVault’s Simpana™ software suite of products was designed to work together seamlessly from the ground up, sharing a single code and common function set, to deliver superlative Data Protection, Archive, Replication, Search and Resource Management capabilities. More companies every day join those who have discovered the unparalleled efficiency, performance, reliability, and control only CommVault can offer. Information about CommVault is available at www.commvault.com. CommVault’s corporate headquarters is located in Oceanport, New Jersey in the United States. (cvlt-f)
Safe Harbor Statement
This press release contains forward-looking statements, including statements regarding financial projections, which are subject to risks and uncertainties, such as competitive factors, difficulties and delays inherent in the development, manufacturing, marketing and sale of software products and related services, general economic conditions and others. Statements regarding CommVault’s beliefs, plans, expectations or intentions regarding the future are forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from anticipated results. CommVault does not undertake to update its forward-looking statements.
©1999-2008 CommVault Systems, Inc. All rights reserved. CommVault, CommVault and logo, the “CV” logo, CommVault Systems, Solving Forward, SIM, Singular Information Management, Simpana, CommVault Galaxy, Unified Data Management, QiNetix, Quick Recovery, QR, CommNet, GridStor, Vault Tracker, InnerVault, Quick Snap, QSnap, Recovery Director, CommServe, and CommCell, are trademarks or registered trademarks of CommVault Systems, Inc. All other third party brands, products, service names, trademarks, or registered service marks are the property of and used to identify the products or services of their respective owners. All specifications are subject to change without notice.

Table I
CommVault Systems, Inc.
Consolidated Statements of Operations
(In thousands, except per share data)
(Unaudited)

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
	2007	2006	2007	2006
Revenues:
Software	$26,994	$21,132	$77,630	$60,180
Services	23,304	17,198	64,063	48,310

Total revenues	50,298	38,330	141,693	108,490

Cost of revenues:
Software	648	528	1,651	1,191
Services	6,315	5,102	17,775	14,459

Total cost of revenues	6,963	5,630	19,426	15,650

Gross margin	43,335	32,700	122,267	92,840

Operating expenses:
Sales and marketing	23,420	17,379	67,735	48,958
Research and development	6,818	5,851	19,944	17,369
General and administrative	6,010	4,470	17,266	13,734
Depreciation and amortization	795	753	2,217	1,832

Income from operations	6,292	4,247	15,105	10,947

Interest expense	—	(167)	(114)	(184)
Interest income	998	665	2,701	1,865

Income before income taxes	7,290	4,745	17,692	12,628

Income tax benefit (expense)	908	(111)	(3,077)	(222)

Net income	8,198	4,634	14,615	12,406

Less: accretion of preferred stock dividends	—	—	—	(2,818)
Less: accretion of fair value of preferred stock upon conversion	—	—	—	(102,745)

Net income (loss) attributable to common stockholders	$8,198	$4,634	$14,615	$(93,157)

Net income (loss) attributable to common stockholders per share:
Basic	$0.19	$0.11	$0.34	$(3.44)

Diluted	$0.18	$0.10	$0.32	$(3.44)

Weighted average shares used in computing per share amounts:
Basic	43,518	41,676	42,991	27,052

Diluted	46,136	46,164	45,593	27,052

Table II
CommVault Systems, Inc.
Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

	December 31,	March 31,
	2007	2007
Assets
Current assets:
Cash and cash equivalents	$95,108	$65,001
Trade accounts receivable, net	33,786	22,044
Prepaid expenses and other current assets	3,685	3,657
Deferred tax assets	9,618	9,616

Total current assets	142,197	100,318

Deferred tax assets, net	45,550	42,543
Property and equipment, net	5,492	4,624
Other assets	851	554

Total assets	$194,090	$148,039

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$1,672	$1,500
Accrued liabilities	19,039	20,215
Term loan	—	7,500
Deferred revenue	46,237	36,214

Total current liabilities	66,948	65,429

Deferred revenue, less current portion	6,130	4,284
Other liabilities	6,323	4

Total stockholders’ equity	114,689	78,322

Total liabilities and stockholders’ equity	$194,090	$148,039

Table III
CommVault Systems, Inc.
Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	Nine Months Ended
	December 31,
	2007	2006
Cash flows from operating activities
Net income	$14,615	$12,406
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,326	2,045
Noncash stock-based compensation	6,233	4,326
Excess tax benefits from stock-based compensation	(4,497)	—
Deferred income taxes	(3,647)	—

Changes in operating assets and liabilities:
Accounts receivable	(10,935)	(3,499)
Prepaid expenses and other current assets	313	(323)
Other assets	(182)	(160)
Accounts payable	122	(316)
Accrued liabilities	8,239	3,442
Deferred revenue and other liabilities	10,807	4,588

Net cash provided by operating activities	23,394	22,509

Cash flows from investing activities
Purchase of property and equipment	(3,083)	(3,148)

Net cash used in investing activities	(3,083)	(3,148)

Cash flows from financing activities
Proceeds from the exercise of stock options	8,108	343
Net proceeds from follow-on public offering of common stock	4,315	—
Excess tax benefits from stock-based compensation	4,497	—
Repayments on term loan	(7,500)	(6,250)
Proceeds from term loan	—	15,000
Payments to Series A through E preferred stockholders upon conversion to common stock	—	(101,833)
Net proceeds from initial public offering and concurrent private placement	—	82,242

Net cash provided by (used in) financing activities	9,420	(10,498)

Effects of exchange rate — changes in cash	376	(408)

Net increase in cash and cash equivalents	30,107	8,455
Cash and cash equivalents at beginning of period	65,001	48,039

Cash and cash equivalents at end of period	$95,108	$56,494

Table IV
CommVault Systems, Inc.
Reconciliation of GAAP to Non-GAAP Financial Measures
(In thousands, except per share data)
(Unaudited)

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
	2007	2006	2007	2006
Non-GAAP financial measures and reconciliation:
GAAP income from operations	$6,292	$4,247	$15,105	$10,947
Noncash stock-based compensation (1)	2,207	1,445	6,233	4,326
FICA expense on stock option exercises (2)	112	—	504	—

Non-GAAP income from operations	$8,611	$5,692	$21,842	$15,273

GAAP net income (loss) attributable to common stockholders	$8,198	$4,634	$14,615	$(93,157)
Noncash stock-based compensation (1)	2,207	1,445	6,233	4,326
FICA expense on stock option exercises (2)	112	—	504	—
Accretion of preferred stock dividends (3)	—	—	—	2,818
Accretion of fair value of preferred stock upon conversion (4)	—	—	—	102,745
Non-GAAP provision for income taxes adjustment (5)	(3,598)	(1,437)	(3,763)	(2,866)

Non-GAAP net income attributable to common stockholders	$6,919	$4,642	$17,589	$13,866

GAAP diluted weighted average shares outstanding	46,136	46,164	45,593	27,052
Conversion of Series A through E preferred stock	—	—	—	4,122
Conversion of Series AA, BB and CC preferred stock	—	—	—	6,305
Dilutive effect of stock options and warrants	—	—	—	3,713

Non-GAAP diluted weighted average shares outstanding	46,136	46,164	45,593	41,192

Non-GAAP diluted net income per share	$0.15	$0.10	$0.39	$0.34

Footnotes — Adjustments

(1)	Represents noncash stock-based compensation charges associated with stock options and restricted stock units granted as follows:

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
	2007	2006	2007	2006
Cost of services revenue	$44	$24	$119	$75
Sales and marketing	1,073	701	2,990	1,978
Research and development	304	182	884	564
General and administrative	786	538	2,240	1,709

Total noncash stock-based compensation expense	$2,207	$1,445	$6,233	$4,326

(2)	Represents additional FICA expenses incurred by CommVault when employees exercise in the money stock options.

(3)	Represents accretion of preferred stock dividends due on CommVault’s Series A through E cumulative redeemable convertible preferred stock prior to its conversion to common stock on September 27, 2006.

(4)	Represents accretion of fair value of Series A through E cumulative redeemable convertible preferred stock upon conversion to common stock on September 27, 2006.

(5)	The provision for income taxes is adjusted to reflect CommVault’s estimated non-GAAP effective tax rate of approximately 28% in fiscal 2008 and 25% starting in the second quarter of fiscal 2007 which resulted in an estimated effective tax rate of approximately 20% for fiscal 2007.